Contact

www.linkedin.com/in/michael-g-hastings-605056308 (LinkedIn)

Michael G Hastings

Director and Chief Financial Officer, U S Nuclear Corp. Director and Chief Financial Officer, Environmental Transit Authority, Inc.

Milltown, New Jersey, United States

Experience

Environmental Transit Authority

Director and Chief Financial Officer

January 2024 - Present (1 year 9 months)

United States

U S Nuclear Corp

Director and Chief Financial Officer

August 2018 - Present (7 years 2 months)

United States

EnerSys

Vice President and Treasurer

August 1998 - March 2011 (12 years 8 months)

United States

Education

Pace University - Lubin School of Business

Bachelor of Business Administration - BBA, Accounting and Finance